July 22, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Orion Engineered Carbons S.à r.l.

Registration Statement on Form F-1 (File No. 333-196593) initially filed on June 9, 2014

Ladies and Gentlemen:

As representatives of the several underwriters (“Representatives”) of the proposed offering by Orion Engineered Carbons S.à r.l. (the “Registrant”), we hereby respectfully request, pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), to join in the Registrant’s request that the above-referenced registration statement on Form F-1 (the “Registration Statement”) be accelerated so that it will be declared effective on Thursday, July 24, 2014, at 4:00 p.m. eastern standard time or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 7,671 copies of the preliminary prospectus issued July 14, 2014 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Robert Shepardson
Name:	Robert Shepardson
Title:	Managing Director

Goldman, Sachs & Co.

By:	/s/ Matthew Leavitt
Name:	Matthew Leavitt
Title:	Managing Director

Acting on behalf of themselves and as the
Representatives of the several Underwriters.

[Signature Page to Underwriters’ Acceleration Request]